SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS
     212-839-5531                                           ckaplan@sidley.com




                                   February 28, 2005


Ms. Hanna Teshome
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
430 Fifth Street, N.W., Mail Stop 0305
Washington, D.C.  20549-0305


             Re: CSFB Asset Repackaging Depositor LLC (the "Company") Post-Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-121295,
                    Filed on February 17, 2005 (the "Registration Statement")
                    ---------------------------------------------------------

Dear Ms. Teshome:

         Thank you for your telephone call last Friday, February 25, 2005, regarding the above-referenced matter. In response to our conversation, the Company has agreed to revise the disclosure in the Registration Statement and remove the phrases "(x) the suspension of Exchange Act reporting by the Underlying Securities [Issuer][Guarantor] continues for a period of one year" in the form of prospectus supplement and "(x) the suspension of Exchange Act reporting by the issuer or guarantor of such Concentrated Underlying Securities continues for a period of one year" in the form of base prospectus. I have attached marked pages to the Registration Statement showing those and other related revisions.









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SIDLEY AUSTIN BROWN & WOOD LLP                                         NEW YORK


Ms. Hanna Teshome
February 28, 2005
Page 2


         Should you require any further information, please feel free to call me at (212) 839-5531.


                                      Sincerely,


                                      /s/ Cathy M. Kaplan


                                      Cathy M. Kaplan



cc:   Helena Willner, Esq.